STORM CAT ENERGY CORPORATION
(the “Company”)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2005

General

The first quarter of 2005 established the Company’s foundation for growth and execution of its Business Plan: The Management and Technical team was rounded out with the hiring of a Vice President of Operations USA, Director of Land, Senior Geologist and CFO. The Company closed on a private placement of 3,200,000 shares of stock at $CAN3.90. Additional acreage and production was acquired with the purchase of Palo Petroleum’s Assets in the Powder River Basin, Wyoming bolstering the Company’s reserves by an additional 9,000 MMCF Net to the Company’s interest for Proved and Probable reserves. 3,757 acres in the Cook Inlet in Alaska was leased to compliment the Company’s existing Alaskan acreage position. A farm-in agreement was entered into with Golden Eagle Petroleum for prospects in Saskatchewan covering 235,830 contiguous acres. The Board of Directors approved a 2 for 1 stock split which became effective March 31.

The Company is entering the 2nd quarter 2005 with a strong foundation for growth. The Company is debt free and has a strong asset base of production for cash-flow and a solid cross section of low risk drilling opportunities in the Powder River Basin Wyoming, and higher risk/reward prospects in Canada, Alaska and Mongolia.

The following discussion of performance, financial condition and prospects should be read in conjunction with the financial statements of the Company and notes thereto for the quarter ended March 31, 2005. The Company’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles. The Company’s reporting currency is Canadian dollars, unless otherwise indicated. The date of the Management Discussion and Analysis is May 31, 2005. Additional information on the Company is available on SEDAR at www.sedar.com.

Description of Business

The principal business of the Company is the acquisition, exploration and development of unconventional natural gas (including coalbed methane gas) and oil properties, At present, the Company is operating in North America and Asia. The continued operation of the Company is dependent upon the discovery of economically recoverable oil and gas reserves on its properties, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.

Overall Performance

The Company incurred a net loss for the quarter ended March 31, 2005 of $148,825.

On January 5, 2005, the Company announced the appointment of Robert D. Penner to its Board of Directors.

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On January 10, 2005, the Company acquired an additional Petroleum and Natural Gas lease in the Cook Inlet region of Alaska. These lands comprised 3,757 acres in Township 17 North, Range 1 West. and are in close proximity of the existing 18,369 acres. Consideration for the leases was in the form of paying Rentals in the amount of US$9,395.00. The lease is valid until December 31, 2008. Storm cat has agreed to pay all future rentals in exchange for a 100% working interest (84.8% net revenue interest in Lease #ADL 389937).

On January 20, 2005, the Company, through its newly incorporated wholly-owned subsidiary, Storm Cat Energy (USA) Corporation, entered into a definitive Purchase and Sale Agreement with Palo Petroleum, Inc. (“Palo”) of Dallas Texas to purchase all of Palo’s right, title and interest in Palo’s NE Spotted Horse Field, located on the eastern portion of the Powder River Basin, approximately 35 miles northwest of Gillette, Wyoming, for a cash purchase price of US$8,550,000. The acquisition includes Palo’s gas gathering subsidiary, Paso Gaso Pipeline, LLC, which provides gathering and compression services to the field. The effective date of the transaction is January 1, 2005, with closing occurring on February 28, 2005.

On February 15, 2005, the Company announced it entered into a Farm-In agreement with Golden Eagle Energy Ltd. on a large exploration permit called “Moose Mountain” in eastern Saskatchewan. This Saskatchewan Petroleum and Natural Gas Special Exploration Permit comprises 235,830 acres or 368 contiguous sections of land. Storm Cat has farmed into Golden Eagle’s 50% working interest, which provides Storm Cat with a 45% working interest before payout and 30% working interest after payout.

Storm Cat will pay Golden Eagle, the “Farmor”, $750,000 and agrees to pay 95% of the first two years work commitment of $500,000. Furthermore, Storm Cat has agreed to pay 95% of the approximate $100,000 of technical and geological expenses incurred as programs are completed.

Payout provisions provide for Storm Cat, the “farmee”, to recover 2.5 bcfe attributed to its 45% working interest share of petroleum substances produced from the Exploration Permit. Restated, Storm Cat will receive 45% of the first 5.5 bcfe of production from the exploration permit area. At payout, Storm Cat will convert to a 30% working interest in these lands.

The Company appointed Paul Wiesner, of Denver, Colorado, as Chief Financial Officer effective March 16, 2005. Mr. Dyakowski, the former, CFO, remains a director and has been appointed Chief Administrative Officer.

On March 28, 2005, the Company announced that shareholders of the Company approved a subdivision of the Company’s commons shares at a general meeting held on March 24, 2005. The last day of trading in the Company’s shares on a pre-split basis was March 30, 2005. The Company’s shares commenced trading on the TSX Venture Exchange on a post-split basis on March 31, 2005. As of April 4, 2005, the Company had 43,007,498 issued and outstanding common shares.

During the quarter ended March 31, 2005, the following share purchase warrants and options were exercised (pre-split):

·

375,000 share purchase warrants at a pre-split price of $0.13 for gross proceeds of $48,750

·

770,000 share purchase warrants at a pre-split price of $0.50 for gross proceeds of $385,000

·

504,406 share purchase warrants at a pre-split price of $1.00 for gross proceeds of $504,406

·

87,500 share purchase options at a pre-split price of $0.60 for gross proceeds of $52,500

·

7,500 share purchase options at a pre-split price of $1.00 for gross proceeds of $7,500

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Summary of Financial Operations

At March 31, 2005, a total of 21,358,749 shares are issued and outstanding of which none of these shares are subject to escrow requirements.

During the quarter ended March 31, 2005, the Company had a loss of $148,825 compared with a loss of $332,168 for the quarter ended March 31, 2004. The company significantly increased its operations over the previous year as exploration, acquisition and productions activities ramped up in Mongolia, Canada and the United States. The Company also incurred one time fees in the first quarter to position itself for future financing. Expenses were incurred for TSX filings of the stock split and increased shares, private placement marketing expenses and legal fees.

Summary of Quarterly Reports

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Period	Revenue	Net Loss ($)	(Post – Split) Net Loss per Share ($)
Q 1-05	$539,833	$148,825	0.007
Q 4-04	130,616	857,959	0.040
Q 3-04	--	54,237	0.002
Q 2-04	--	194,622	0.010
Q 1-04	--	332,168	0.020
Q 4-03	--	153,192	0.010
Q 3-03	--	20,319	0.002
Q 2-03	--	15,579	0.001
Q 1-03	--	27,536	0.005

The company accrued for asset retirement obligations based on industry standards for plugging, abandoning and reseeding its well locations.

The Company does not have any long term financial liabilities, nor has it declared any dividends.

Financings, Principal Purposes and Milestones

On March 2, 2005, the Company closed a non-brokered private placement. On closing, the Company issued a total of 3.2 million units at a pre-split price of $3.90 per unit. Each unit consists of one common share (a “Unit Share”) and one transferable common share purchase warrant (a “Warrant Share”). Each Warrant entitles the holder to purchase one Common share (a “Warrant Share”) at a price of $5.20. per share on or before February 24, 2007. In connection with the private placement, the Company paid finders’ fees to five registered dealers comprising of $263,279.53 in cash payments and 82,998 finders’ fee units. Each finders’ fee unit consists of one additional common share and one non-transferable Common share purchase warrant. Each warrant entitles the finder to purchase one common share at a pre-split price of $5.20 per share on or before February 24, 2007.

Liquidity and Solvency	March 31, 2005	December 31, 2004
Deficit	$2,008,316	$1,859,490
Working capital	$3,658,039	$2,718,534

The Company currently does not have sufficient funds to carry out its business plans and requires further financing. Management will consider the financing needs of the Company during the current fiscal year and, if suitable opportunities arise, may undertake new equity financings. Any financing is subject to regulatory approvals.

Related Party Transactions

The Company incurred the following charges with directors and officers of the Company, companies with common directors:

	2005	2004	2003	2002
Administration fees	$ 22,375	$ 29,634	$ -	$ -
Consulting fees	82,812	54,036	-	-
Legal and accounting fees	-	7,263	18,885	4,944
Management fees	16,050	87,500	33,500	30,000
Private Placement fee	180,000	-	-	-
Property evaluation	-	22,341	-	-
Deferred exploration costs:	-	-	-	-
Transportation and accommodation	12,600	-	1,000	-
	$ 313,837	$ 200,774	$ 53,385	$ 34,944

Proposed Transactions

The Company is investigating other coalbed methane opportunities in the US, Canada and Mongolia. Contractual Commitments

The Company is required to commit at least US $4.8 million, over a five year term, to explore and develop natural gas from coal under its Production Sharing Contract with the Petroleum Authority of Mongolia.

The Company is required to commit at least $500,000 during 2005 relating to the Farm-in agreement with Golden Eagle for the exploration and drilling of properties located in Saskatchewan, Canada.

The Company entered into two lease agreements for office premises. The two year lease agreement has a commitment of approximately $172,000 (US$143,000) and the five year lease has a commitment of approximately $385,000.

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Off Balance-Sheet Arrangements

There are no off balance-sheet arrangements.

Subsequent Events (as at May 31, 2005)

The Company amended and re-instated its incentive stock option plan April 15, 2005.

On April 13, 2005, the Company announced the appointment of Keith J. Knapstad of Denver, Colorado, as Vice-President of Operations for the USA effective April 15, 2005.

On April 19, 2005, the Company announced the appointment of Craig Steinke to the Board of Directors as Chairman.

The Company was the successful bidder on eight tracks in the Cook Inlet Alaska offered by the Division of Oil and Gas on May 18th. The Division of Oil and Gas will make a final determination of the acreage position after title review.

The Company was permitted to drill two wells in Saskatchewan, Canada. Spudding of the first well was May 26. Results of the drilling program will be filed on-line once the Company has completed and evaluated the results.

Risk and Uncertainties

The Company is in the mineral and gas exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal and energy prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs or if such exploration programs are successful for the development of economic ore bodies or gas reserves and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the Company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptance terms, if at all. Management at this time has no reason to expect that this capability will diminish in the near term.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the company’s estimate of the value of stock based compensation. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company’s control.

The factors affecting stock based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The Company has used historical data to determine validity in accordance with Black-Scholes modeling, however, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact

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on the stock based compensation and hence results of operations, there is no impact on the Company’s financial condition.

The company’s recorded value of the Company’s mineral properties is in all cases, based on historical costs that are expected to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral or gas resources associates with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk as well as environmental risk. The Company’s financial statements have been prepared with these risks in mind. All of the assumptions set out herein are potentially subject to significant change and out of the company’s control. These changes are not determinable at this time.

Change in Accounting Policy

There was no change in the Company’s accounting policy in the 1st quarter of 2005. Management’s Responsibility for Financial Statements

The information provided in this publication, including the financial statements, is the responsibility of management. In the preparation of the Company’s financial statements, estimates are sometimes necessary to make a determination of future values of certain assets of liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Caution Regarding Forward Looking Statements

This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company’s need for and availability of additional financing, and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 23, 2004.

Dated: May 31, 2005

“J. Scott Zimmerman”

J. Scott Zimmerman - President